Exhibit 4.8

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm” or the “Company”) Suite 2300, Four Bentall Centre 1055 Dunsmuir Street PO Box 49334 Vancouver, BC V7X 1L4

Item 2	Date of Material Change February 12, 2020

Item 3	News Release The news release dated February 12, 2020 was disseminated through Nasdaq GlobeNewswire and filed on SEDAR.

Item 4

Summary of Material Change

On February 12, 2020, Pretivm announced its 2020 guidance, a preliminary outlook for ongoing gold production in the Valley of the Kings Zone at its Brucejack Mine and a leadership transition plan for the role of President and Chief Executive Officer.

Item 5

Item 5.1	Full Description of Material Change

All amounts are in US dollars unless otherwise noted.

On February 12, 2020, Pretivm announced its 2020 guidance, a preliminary outlook for ongoing gold production in the Valley of the Kings Zone (the “Valley of the Kings”) at its Brucejack Mine and a leadership transition plan for the role of President and Chief Executive Officer (“CEO”).

2020 Guidance

2020 Production and Financial Guidance

Gold production at the Brucejack Mine for 2020 is expected to be in the range of 325,000 to 365,000 ounces. The production rate for 2020 is expected to be 3,800 tonnes per day with average annual gold grade ranging between 7.6 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97%. The midpoint of 2020 gold production guidance is slightly below 2019 actual production.

The all in sustaining cost (“AISC”)[1] for 2020 is expected to range from $910 to $1,060 per ounce of gold sold with cash costs expected to range from $725 to $830 per ounce of gold sold. AISC estimates include costs associated with continued lateral development at a rate of approximately 1,000 meters per month through 2020. Lateral development will focus on opening the mine on the 1080 Level and Brucejack Fault Zone in the first half and stope development in the second half of 2020. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize stope blending and provide alternative stopes for mining if required. In addition, AISC includes costs associated with a high-density reverse circulation drill program to increase the volume of grade information necessary to enhance mine planning and optimize gold production. This program is scheduled to commence in the second quarter of 2020.

The AISC for 2020 also includes approximately $20 million for a number of one-time sustaining capital expenditures and costs related to growth-oriented expenses, which together total approximately $55 to $60 per ounce of gold sold.

2020 Free Cash Flow Forecast

Free cash flow[1] for 2020 is expected in the range of $100 million to $170 million at a gold price of $1,450 per ounce. The Company is targeting debt reduction in the range of $80 million to $150 million for 2020.

Preliminary Production Outlook Beyond 2020

The Company is providing preliminary guidance for post-2020 gold production in the Valley of the Kings in advance of the release of the updated Life of Mine plan and updated Mineral Resource and Mineral Reserve estimates for the Brucejack Mine, which are expected to be disclosed by March 31, 2020 as previously announced.

Based on preliminary data available to date, foreseeable average annual gold production while mining in Brucejack’s Valley of the Kings is currently expected to be in a range comparable with the gold production guidance range for 2020.

This preliminary updated production outlook (the “Preliminary Production Outlook”) supersedes the previously published April 2019 Valley of the Kings Life of Mine average annual gold production estimate of approximately 525,000 ounces. The change is primarily a result of a reduction in estimated gold grade.

Readers are cautioned that the Preliminary Production Outlook is by definition preliminary in nature and subject to further adjustment as other key metrics, such as tonnes, grade and costs, are finalized.

2020 Technical Updates

Pretivm expects to disclose a full technical update for the updated Life of Mine plan, which includes the Valley of the Kings, by March 31, 2020. The updates are being prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Life of Mine plan and Mineral Reserve estimate is being prepared by Tetra Tech Canada Inc. and the Mineral Resource estimate is being prepared by Ivor W.O. Jones, M.SC., P.Geo., FAusIMM, CP(Geo) of Ivor Jones Pty Ltd., each of whom is a “Qualified Person” as defined by NI 43-101 and independent of Pretivm. In addition, Optiro Pty Ltd. has been retained to review the updated Mineral Resource estimate.

A webcast technical session with management is expected to follow the release of these updates and will also provide an overview of the reconciliations for Mineral Reserve and Mineral Resource estimates, updated geological interpretation and mining initiatives among other things.

Leadership Transition Plan

Pretium’s Board of Directors has initiated an external search for a new President and CEO. Joseph Ovsenek has agreed to continue to serve as President and CEO while the search is underway. Mr. Ovsenek has been President and CEO since 2017, President since 2015 and Executive Vice-President and Chief Development Officer from 2011 to 2015.

In other management changes, Warwick Board, Vice President, Geology and Chief Geologist, has resigned to pursue a new opportunity.

Item 5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Vladimir Cvijetinovic Vice President, Legal and Corporate Secretary Phone: 604-566-8781

Item 9	Date of Report February 20, 2020.

1  Refer to the “Non-IFRS Financial Performance Measures” section at the end of this material change report.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this material change report. Refer to the Company’s Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018 (“MD&A”) for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

This material change report contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “ “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: production and cost guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to achievement of steady state production of, 3,800 tonnes per day production rate; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants pursuant to the Loan Facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risk in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation and refining risks;  maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation requirements; our ability to identify and successfully integrate any material properties we acquire; currency fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; the ability of our new executive to successfully transition into their new roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; we are limited in our ability to, and may not, pay dividends in the foreseeable future; and certain actions under U.S. federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.  Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this material change report, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than expressly set out herein); planned exploration, development and production activities and the costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this material change report, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this material change report.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and From 40-F, each dated March 28, 2019, for the year ended December 31, 2018, our MD&A for the years ended December 31, 2019 and 2018, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this material change report and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.